TORNET

03 FEB 25 AM 7: 21 February 17, 2003

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

03007372

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

3/18

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its holding has a lettable area of approximately 2.9 million square metres and a book value of approximately SEK 19 billion. Nearly 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities, Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Annual Accounts Bulletin 2002

	2002	2001
Profit for the year, SEK m	**534**	611
Income before tax, SEK m	**536**	790
Property sales net, SEK m	**184**	308
Cash flow, SEK m	**778**	724
Operating profit, SEK m	**1 403**	1 075
Earnings per share, SEK	**20.46**	24.01
Shareholders' equity per share, SEK	**184**	169
Occupancy ratio area, %	**91.3**	93.2
Occupancy ratio financial, %	**93.1**	94.9

Net profit for the year

Net profit for the year excluding items affecting comparability has increased by SEK 272 million to SEK 469 million (197). Net profit for the year includes items affecting comparability of SEK 65 million (414) net including capital gains.

Sales and acquisitions

48 properties (100) have been sold for SEK 793 million (2 053) with a capital gain of SEK 184 million (308). The sales price is on level with the valuation as at 31 December 2001. 143 properties (20) have been acquired for SEK 5 564 million (902).

Events after the end of the year

After the end of the year, three properties have been sold at book value of SEK 27 million. Two properties have been acquired for SEK 73 million.

Repurchase of Tornet shares

Shares repurchased during 2001 were used as part payment for the acquisition of Amplion in 2002. The Board intends to start to use the mandate to repurchase shares in the near future in accordance with the decision of the A.G.M. on 26 April 2002.

Dividend
The Board recommends a dividend of SEK 4.50 per share (4.00).

Forecast profit for 2003
In 2003, income before tax is expected to be at the same level as in 2002, i.e. approximately SEK 550 million including income from property sales but excluding effect of repurchase programme and effect of any write-downs and reversal of write-downs of individual properties. The income would correspond to approximately SEK 20.70 per share (26 562 246 shares).

Danderyd, 14 February 2003

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08